Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

	Aggregate
Class of securities offered	offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$1,408,200.00	$100.40(1)

(1)	The filing fee of $100.40 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $100.40 due for this offering is offset against the $61,499.71 remaining of the fees most recently paid on March 24, 2009, of which $61,399.31 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.
Pricing Supplement No. 2010-MTNDD485 Dated February 19, 2010
(To Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)
Medium-Term Notes, Series D

Citigroup Funding Inc.
140,820 2% Minimum Coupon Principal Protected Notes
Based Upon the Price of Gold
Due February 24, 2015
$10 per Note

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

•	The notes have a maturity of five years and will mature on February 24, 2015. You will receive at maturity for each note you hold an amount in cash equal to $10 plus the last coupon amount.

•	The notes will pay a coupon per coupon period at a variable rate which will not be less than 2% per coupon period and will depend upon the price of gold during each coupon period. A coupon period will begin on the last business day of the preceding coupon period, except for the first coupon period which will begin on the date of this pricing supplement (which we refer to as the pricing date), and end approximately one year later. A coupon amount is payable five business days after the end of each coupon period on February 24, 2011; February 24, 2012; February 25, 2013; February 24, 2014; and on the maturity date (each of which we refer to as a coupon payment date).

•	The coupon amount payable on each coupon payment date will depend upon the closing price of gold on each business day during the related coupon period, will be based on the percentage change in the closing price of gold during such coupon period and will not be less than $0.20 (2% of $10 principal amount per note) per note nor be greater than $1.60 (16% of $10 principal amount per note) per note. Thus, for each $10 principal amount note, you will receive on each coupon payment date either:

•	an amount equal to the product of (a) $10 and (b) the percentage change in the closing price of gold from the first business day of the related coupon period through the last business day of the coupon period (which we refer to as the gold percentage change), if (i) the closing price of gold on every business day during the coupon period is less than or equal to 116% of the closing price of gold on the first business day of the coupon period (which we refer to as the starting price) and (ii) the gold percentage change is greater than 2%; or

•	an amount equal to $0.20 (2% of $10 principal amount per note), in all other cases.

• We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

The notes have not been passed on by the London Gold Market Fixing Ltd. or by any member thereof. The notes are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof and neither makes any warranties or bears any liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total

Public Offering Price	$10.000	$1,408,200.00
Underwriting Discount	$0.300	$42,246.00
Proceeds to Citigroup Funding Inc.	$9.700	$1,365,954.00

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.300 for each $10.000 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $0.300 from this underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of $0.300 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about February 24, 2010.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The 2% Minimum Coupon Principal Protected Notes Based Upon the Price of Gold, or the notes, are commodity-linked investments offered by Citigroup Funding Inc. having a maturity of five years. The notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and will pay a coupon per coupon period at a variable rate which will depend upon the price of gold on every business day in each coupon period but will not be less than 2% of $10 principal amount per note, per coupon period.

For each coupon period, if the closing price of gold on every business day during such coupon period does not exceed the related starting price by more than 16% and the gold percentage change is greater than 2%, the payment you receive on the related coupon payment date for each $10 note you hold at the close of business on one business day preceding the related coupon payment date (which we refer to as the coupon payment record date) will be an amount based on the gold percentage change and will not be greater than $1.60 (16% of $10 principal amount per note). If the closing price of gold on any business day during such coupon period exceeds the related starting price by more than 16% or if the gold percentage change is less than or equal to 2%, on the related coupon payment date you will receive $0.20 (2% of $10 principal amount per note) for each note you hold at the close of business on the related coupon payment record date. All payments on the Notes are subject to the credit risk of Citigroup Inc.

The first coupon period begins at the close of trading on the pricing date and ends at the close of trading on February 16, 2011 and the related coupon payment date is February 24, 2011. The second coupon period begins at the close of trading on February 16, 2011 and ends at the close of trading on February 16, 2012 and the related coupon payment date is February 24, 2012. The third coupon period begins at the close of trading on February 16, 2012 and ends at the close of trading on February 15, 2013 and the related coupon payment date is February 25, 2013. The fourth coupon period begins at the close of trading on February 15, 2013 and ends at the close of trading on February 14, 2014 and the related coupon payment date is February 24, 2014. The last coupon period begins at the close of trading on February 14, 2014 and ends at the close of trading on February 13, 2015 and the related coupon payment date is the maturity date.

The notes mature on February 24, 2015 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Inc.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal protected” means that your principal investment in the notes will be returned to you if held to maturity even if there is a decline in the closing price of gold, subject to the credit risk of Citigroup Inc. Thus, you will not receive less than $10 per $10 principal amount of notes if you hold the notes to maturity.

Will I Receive Coupon Payments on the Notes?

Yes. The coupon amount payable on the notes will vary but will not be less than 2% per coupon period. A coupon amount is payable on February 24, 2011; February 24, 2012; February 25, 2013; February 24, 2014; and on the maturity date and will be calculated as described below.

How Will the Coupon Amount Be Calculated?

The coupon amount payable on each coupon payment date will depend upon the closing prices of gold during the related coupon period, will be based on the gold percentage change during such coupon period and will not be less than $0.20 (2% of $10 principal amount per note) per note nor be greater than $1.60 (16% of $10 principal amount per note) per note. Thus, for each $10 principal amount note, you will receive on each coupon payment date either:

•	an amount equal to the product of (a) $10 and (b) the gold percentage change, if the closing price of gold on every business day during the related coupon period is less than or equal to 116% of the applicable starting price and if the gold percentage change is greater than 2%; or

•	an amount equal to $0.20 (2% of $10 principal amount per note), in all other cases.

The gold percentage change for each coupon period will equal the percentage change in the closing price of gold from the related ending price to the related starting price, expressed as a percentage:
Ending Price − Starting Price
Starting Price

The starting price for each coupon period will equal the price of a troy ounce of gold, stated in U.S. dollars, on the first business day of such coupon period, as set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice-daily price of gold fix which starts at 3:00 p.m. London, England time (the “London PM Fix”), as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page. The starting price for the first Coupon Period equals $1112.75.

The ending price for each coupon period will equal the London PM Fix of a troy ounce of gold on the last business day of such coupon period, as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page.

The closing price for each business day will equal the London PM Fix of a troy ounce of gold on such business day, as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page.

The first coupon period begins at the close of trading on the pricing date and ends at the close of trading on February 16, 2011 and the related coupon payment date is February 24, 2011. The second coupon period begins at the close of trading on February 16, 2011 and ends at the close of trading on February 16, 2012 and the related coupon payment date is February 24, 2012. The third coupon period begins at the close of trading on February 16, 2012 and ends at the close of trading on February 15, 2013 and the related coupon payment date is February 25, 2013. The fourth coupon period begins at the close of trading on February 15, 2013 and ends at the close of trading on February 14, 2014 and the related coupon payment date is February 24, 2014. The last coupon period begins at the close of trading on February 14, 2014 and ends at the close of trading on February 13, 2015 and the related coupon payment date is the maturity date.

The pricing date is February 19, 2010, the date of this pricing supplement and the date on which the notes were initially priced for sale to the public.

For more specific information about the determination of a business day and the effect of a market disruption event on the determination of the coupon amount payable on each coupon payment date, please see “Description of the Notes — Coupon Amount” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on February 24, 2015. At maturity you will receive for each note you hold an amount in cash equal to $10 plus the last coupon amount.

Where Can I Find Examples of Hypothetical Coupon Amounts and Hypothetical Total Return on the Notes?

For examples setting forth hypothetical coupon amounts payable on a coupon payment date, see “Description of the Notes — Hypothetical Coupon Amounts” and “— Hypothetical Total Return on the Notes” in this pricing supplement.

Who Publishes the London PM Fix of the Price of Gold and What Does It Measure?

Unless otherwise stated, all information on the London PM Fix of price of gold provided in this pricing supplement is derived from the London Gold Market Fixing Ltd. or other publicly available sources. The London PM Fix of price of gold is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice-daily price of gold fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The price of gold is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of February 19, 2010, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia — Scotia Mocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking, and Barclays Capital.

Please note that an investment in the notes does not entitle you to any ownership or other interest in respect of gold or other instruments, such as options, swaps or futures, based upon the price of gold.

How Has the Price of Gold Performed Historically?

We have provided a table showing the high and low closing prices of gold for each month in the period from January 2005 through February 2010 and a graph showing the closing prices of gold on each business day from January 3, 2005 to February 19, 2010. You can find the table and the graph in the section “Description of the London MP Fix of the Price of Gold — Historical Data on the Price of Gold” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the price of gold in recent years. However, past performance is not indicative of how the price of gold will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the Price of Gold Is Not an Indication of the Future Performance of the Price of Gold” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Amounts received as coupons on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citibank, N.A.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Our affiliate, Citibank, N.A., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, N.A. as calculation agent and you as a holder of the notes. You should refer to “Risk Factors — Citibank, N.A., an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in gold or in other instruments, such as options, swaps or futures, based upon the price of gold. This hedging activity could affect the price of gold and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the price of gold and other events that are difficult to predict and beyond our control.

The Return on Your Notes May Be As Little As 2% Per Coupon Period

Your coupon amount payable on each coupon payment date will depend upon the closing prices of gold during the applicable coupon period, will be based on the gold percentage change during such coupon period and will not be less than $0.20 (2% of $10 principal amount per note) per note nor be greater than $1.60 (16% of $10 principal amount per note) per note. If (i) the closing price of gold on any business day during the coupon period exceeds the related starting price by more than 16%, or (ii) the gold percentage change is less than or equal to 2%, then on the related coupon payment date you will receive $0.20 (2% of $10 principal amount per note) for each note you hold at the close of business on the related coupon payment record date. Because of the possibility of a return of 2% per coupon period, the notes may provide less opportunity for return than an investment that would permit you to participate fully in the appreciation of the price of gold or an investment in some or all of the futures contracts based upon the price of gold.

The Appreciation of Your Investment in the Notes Will Be Limited

If the closing price of gold on any business day during a coupon period is greater than 116% of the related starting price, you will receive a coupon payment equal to $0.20 (2% of $10 principal amount per note) for each note you hold, regardless of the gold percentage change. In this case, if the price of gold appreciates more than 2% during any coupon period, you will not fully participate in such appreciation. Moreover, the maximum return you will receive on the notes during each coupon period is limited to 16% of the principal amount of the notes you hold.

No Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Prices of Gold Are Highly Volatile and Affected by Many Complex Factors

Prices of gold are highly volatile and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors on the price of gold. If these factors result in a decrease in prices of gold, it may reduce the coupon amount payable on the related coupon payment date and/or the value of the notes in the secondary market.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

Even if the closing price of gold has not exceeded 116% of the relevant starting price in each coupon period, if the overall return on the notes (calculated on a simple interest rate basis) is less than 4.17% per annum, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc. and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the notes at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the price of gold and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Price of Gold.  We expect that the market value of the notes will depend substantially on the amount, if any, by which the price of gold changes from the starting price. However, changes in the price of gold may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes prior to the end of a coupon period, even if the closing price of gold has been less than or equal to 116% of the applicable starting price at all times during the related coupon period up to and including the time of sale, you may receive substantially less than the amount that would be payable at maturity based on the closing value at the time of sale because of expectations that the price of gold will continue to fluctuate between that time and the time when the ending price is determined. In addition, significant increases in the closing price of gold may result in a decrease in the market value of the notes because if the closing price of gold on any business day during each coupon period is greater than 116% of the applicable starting value, the amount you can receive on the related coupon payment date for each $10 note will be limited to $0.20 (2% of the $10 principal amount per note) per note.

The price of gold will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the markets on which gold is traded. These factors are described in more detail in “— The Prices of Gold Are Highly Volatile and Affected by Many Complex Factors” above.

Citigroup Funding’s hedging activities in gold or other instruments, such as options, swaps or futures, based upon the price of gold, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of gold.

Volatility of the Price of Gold.  Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the price of gold changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Interest Rates.  We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes in the secondary market may increase.

Time Premium or Discount.  As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the closing price of gold. A “time premium” or “discount” results from expectations concerning the closing price of gold during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.  Hedging activities related to the notes by one or more of our affiliates will likely involve trading in gold or in other instruments, such as options, swaps or futures, based upon the price of gold. This hedging activity could affect the price of gold and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits.  The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc..  Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Price of Gold Is Not an Indication of the Future Performance of the Price of Gold

The historical performance of the price of gold, which is included in this pricing supplement, should not be taken as an indication of the future performance of the price of gold during the term of the notes. Changes in the price of gold will affect the market value of the notes, but it is impossible to predict whether the price of gold will fall or rise.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Market Value of the Notes May Be Affected by Purchases and Sales of Gold or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell gold or other instruments, such as options, swaps or futures, based upon the price of gold for their own accounts in connection with their normal business practices. These transactions could affect the price of gold and the market value of the notes.

Citibank, N.A., an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank, N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours. As calculation agent, Citibank, N.A. will determine the starting price, the closing price and the gold percentage change for each coupon period and will calculate the coupon payable to you on each coupon payment date.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in gold or in other instruments, such as options, swaps or futures, based upon the price of gold. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price of gold and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Not Have Any Rights with Respect to Gold

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to gold. The notes are debt securities issued by Citigroup Funding, not an interest in gold or a futures contract or commodities option based on the price of gold.

You Will Not Have Any Rights Against the Publishers of the Price of Gold

You will have no rights against the publishers of the price of gold, even though the amount you receive on a coupon payment date will depend upon the daily closing price and the applicable ending price of gold. By investing in the notes, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to gold or options, swaps or futures, based upon the price of gold. The publishers of the price of gold are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes. The notes are debt securities issued by Citigroup Funding, not an interest in gold or options, swaps or futures, based upon the price of gold.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009: http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The 2% Minimum Coupon Principal Protected Notes Based Upon the Price of Gold (the “Notes”) are commodity-linked investments offered by Citigroup Funding Inc. and have a maturity of five years. The Notes are 100% principal protected if held to maturity, subject to the credit risk of Citigroup Inc., and will pay a coupon per Coupon Period at a variable rate which will depend on the Closing Price of gold on every Business Day in each Coupon Period but will not be less than 2% per Coupon Period.

For each Coupon Period, if the Closing Price of gold on every Business Day during such Coupon Period does not exceed the related Starting Price by more than 16% and the Gold Percentage Change is greater than 2%, the payment you receive on the related Coupon Payment Date for each $10 Note you hold at the close of business on one Business Day preceding the related Coupon Payment Date (the “Coupon Payment Record Date”) will be based on the Gold Percentage Change and will be an amount not greater than $1.60 (16% of $10 principal amount per Note). If the Closing Price of gold on any Business Day during such Coupon Period exceeds the related Starting Price by more than 16% or if the Gold Percentage Change is less than or equal to 2%, on the related coupon payment date, you will receive a coupon amount equal to $0.20 (2% of $10 principal amount per Note) for each Note you hold at the close of business on the related coupon payment record date.

The first Coupon Period begins at the close of trading on the Pricing Date and ends at the close of trading on February 16, 2011 and the related Coupon Payment Date is February 24, 2011. The second Coupon Period begins at the close of trading on February 16, 2011 and ends at the close of trading on February 16, 2012 and the related Coupon Payment Date is February 24, 2012. The third Coupon Period begins at the close of trading on February 16, 2012 and ends at the close of trading on February 15, 2013 and the related Coupon Payment Date is February 25, 2013. The fourth Coupon Period begins at the close of trading on February 15, 2013 and ends at the close of trading on February 14, 2014 and the related Coupon Payment Date is February 24, 2014. The last Coupon Period begins at the close of trading on February 14, 2014 and ends at the close of trading on February 13, 2015 and the related Coupon Payment Date is the maturity date.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $1,408,200 (140,820 Notes). The Notes will mature on February 24, 2015. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof. All payments on the Notes are subject to the credit risk of Citigroup Inc.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

The Notes will mature on February 24, 2015.  If you hold your Note to maturity, you will receive at maturity for each $10 principal amount Note an amount in cash equal to $10 plus the last Coupon Amount.

Coupon Amount

The Coupon Amount payable on the Notes will vary but will not be less than 2% of $10 principal amount per Note. A Coupon Amount is payable on February 24, 2011; February 24, 2012; February 25, 2013; February 24, 2014; and on the maturity date (the “Coupon Payment Dates”) and will be calculated as described below.

The Coupon Amount payable on each Coupon Payment Date will depend upon the Closing Price of gold during the related Coupon Period, will be based on the Gold Percentage Change during such Coupon Period and will not be less than $0.20 (2% of $10 principal amount per Note) per Note nor be greater than $1.60 (16% of $10 principal amount per Note) per Note. Thus, for each $10 principal amount Note, you will receive on each Coupon Payment Date either:

•	an amount equal to the product of (a) $10 and (b) the Gold Percentage Change, if the Closing Price of gold on every Business Day during the related Coupon Period is less than or equal to 116% of the applicable Starting Price and if the Gold Percentage Change is greater than 2%; or

•	an amount equal to $0.20 (2% of $10 principal amount per Note), in all other cases.

The Gold Percentage Change for each Coupon Period will equal the percentage change in the Closing Price of gold from the related Ending Price to the related Starting Price, expressed as a percentage:
Ending Price − Starting Price
Starting Price

The Starting Price for each Coupon Period will equal the price of a troy ounce of gold on the first Business Day of such Coupon Period, stated in U.S. dollars, as set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice-daily price of gold fix which starts at 3:00 p.m. London, England time (the “London PM Fix”), as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page. The starting price for the first Coupon Period equals $1112.75.

The Ending Price for each Coupon Period will equal the London PM Fix of a troy ounce of gold on the last Business Day of such Coupon Period, as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page.

The Closing Price for each Business Day will equal the London PM Fix of a troy ounce of gold on such Business Day, as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page.

The first Coupon Period begins at the close of trading on the Pricing Date and ends at the close of trading on February 16, 2011. The second Coupon Period begins at the close of trading on February 16, 2011 and ends at the close of trading on February 16, 2012. The third Coupon Period begins at the close of trading on February 16, 2012 and ends at the close of trading on February 15, 2013. The fourth Coupon Period begins at the close of trading on February 15, 2013 and ends at the close of trading on February 14, 2014. The last Coupon Period begins at the close of trading on February 14, 2014, and ends at the close of trading on February 13, 2015.

The Pricing Date is February 19, 2010, the date of this pricing supplement and the date on which the Notes were initially priced for sale to the public.

The coupon payment will be payable to the persons in whose names the Notes are registered at the close of business on the Coupon Payment Record Date. If a Coupon Payment Date falls on a day that is not a Business Day, the coupon payment to be made on that Coupon Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Coupon Payment Date, and no additional interest will accrue as a result of such delayed payment.

If the Ending Price of gold is not reported on Reuters Page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>” or any successor page on any date of determination but is otherwise published by the London Gold Market Fixing Ltd., the price of gold on that date will be determined by reference to the London PM Fix of price of gold published by the London Gold Market Fixing Ltd. If the Ending Price of gold is not available on any date of determination because of a Market Disruption Event or otherwise, the price of gold on that date, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the spot price of a troy ounce of gold at 3:00 p.m. London, England time on the relevant date obtained from as many dealers in gold (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the Calculation Agent. The determination of the price of gold by the Calculation Agent in the event of a Market Disruption Event may be deferred by the Calculation Agent for up to five consecutive Business Days on which a Market Disruption Event is occurring, but not past the Business Day immediately prior to the maturity date.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York and London are authorized or obligated by law or executive order to close.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) gold or (2) any options or futures contracts, or any options on such futures contracts relating to gold on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.

Hypothetical Coupon Amounts

The Coupon Amount payable for each Coupon Period, which can be as little as $0.20 (2% of $10 principal amount per Note) per Note, will depend on the Closing Prices of gold on every Business Day during such Coupon Period and will be based on the Gold Percentage Change.

Because the Closing Price of gold may be subject to significant variations during each Coupon Period, it is not possible to present a chart or table illustrating a complete range of possible Coupon Amounts. The examples of hypothetical Coupon Amounts set forth below are intended to illustrate the effect of different Ending Prices of gold on the return of the Notes for each Coupon Period, which depends on whether there has been a Closing Price of gold on any Business Day during such Coupon Period greater than 116.00% of the related Starting Price and on the Gold Percentage Change. All of the hypothetical examples assume an investment in the Notes of $10, that the applicable Starting Price is 1,100.00, that the threshold for determining whether holders will receive a return based on the Gold Percentage Change or the fixed return of 2% is 116.00% of the applicable Starting Price, that 116.00% of the applicable Starting Price is 1,276.00, that the term of the Coupon Period is one year and that an investment is made on the initial Issue Date and held to the Coupon Payment Date.

As demonstrated by the examples below, if the hypothetical Closing Price of gold on every Business Day during each Coupon Period is less than or equal to 1,276.00 and the hypothetical Index Percentage Change is greater than 2%, the return for such Coupon Period will be equal to the Gold Percentage Change and the Coupon Amount will be greater than $0.20 (2% of $10 principal amount per Note) per Note. If, however, the hypothetical Closing Price of gold on any Business Day during any Coupon Period is greater than 1,276.00 or the hypothetical Index Percentage Change is less than or equal to 2%, the Coupon Amount for such Coupon Period will be equal to $0.20 (2% of $10 principal amount per Note) per Note, regardless of whether the hypothetical applicable Ending Price is greater than or less than the hypothetical applicable Starting Price. The hypothetical return for each Coupon Period provided in the examples is only relevant to such Coupon Period. A hypothetical return for one Coupon Period is no indication of such return for a subsequent Coupon Period.

			Hypothetical Coupon
			Amount Payable
Hypothetical Starting	Hypothetical Ending		No Closing Price	A Closing Price
Price of Gold	Price of Gold	Hypothetical Gold	Above	Above
for Coupon Period	for Coupon Period	Percentage Change	Upside Threshold	Upside Threshold

1,100.00	495.00	−55.00%	2.0%	2.0%
1,100.00	550.00	−50.00%	2.0%	2.0%
1,100.00	605.00	−45.00%	2.0%	2.0%
1,100.00	660.00	−40.00%	2.0%	2.0%
1,100.00	715.00	−35.00%	2.0%	2.0%
1,100.00	770.00	−30.00%	2.0%	2.0%
1,100.00	825.00	−25.00%	2.0%	2.0%
1,100.00	880.00	−20.00%	2.0%	2.0%
1,100.00	935.00	−15.00%	2.0%	2.0%
1,100.00	990.00	−10.00%	2.0%	2.0%
1,100.00	1,045.00	−5.00%	2.0%	2.0%
1,100.00	1,100.00	0.00%	2.0%	2.0%
1,100.00	1,122.00	2.00%	2.0%	2.0%
1,100.00	1,155.00	5.00%	5.0%	2.0%
1,100.00	1,210.00	10.00%	10.0%	2.0%
1,100.00	1,276.00	16.00%	16.0%	2.0%
1,100.00	1,320.00	20.00%	NA	2.0%
1,100.00	1,375.00	25.00%	NA	2.0%
1,100.00	1,430.00	30.00%	NA	2.0%
1,100.00	1,485.00	35.00%	NA	2.0%
1,100.00	1,540.00	40.00%	NA	2.0%
1,100.00	1,595.00	45.00%	NA	2.0%
1,100.00	1,650.00	50.00%	NA	2.0%
1,100.00	1,705.00	55.00%	NA	2.0%

The examples are for purposes of illustration only. The actual Coupon Amount for each Coupon Period will depend on the actual Closing Prices, the actual applicable Starting Price, the actual applicable Ending Price and the actual threshold and other relevant parameters for determining whether holders will receive a return based on the Gold Percentage Change or the fixed return of 2% per Coupon Period.

Hypothetical Total Return on the Notes

The total return on the Notes will depend on the Coupon Amount for each of the five Coupon Periods during the term of the Notes. Each Coupon Amount payable for each Coupon Period, which can be as little as $0.20 (2% of $10 principal amount per Note) per Note, will depend on the Closing Price of gold on every Business Day during such Coupon Period and will be based on the Gold Percentage Change. Because the Closing Price of gold may be subject to significant variations during each Coupon Period, it is not possible to present graphs illustrating a complete range of possible total returns on the Notes. The example of a hypothetical total return on the Notes set forth below is intended to illustrate the effect of different Coupon Amounts on the total return on the Notes, which each depends on whether there has been a Closing Price of gold on any Business Day during each Coupon Period greater than 116.00% of the applicable Starting Price and on the Gold Percentage Change. All of the hypothetical examples below assume an investment in the Notes of $10; that the threshold for determining whether holders will receive a return based on the Gold Percentage Change during each Coupon Period or the fixed return is 116.00% of the applicable Starting Price during such Coupon Period; that the term of the Notes is five years and that an investment is made on the initial Issue Date and held to the Maturity Date.

Hypothetical Coupon Period 1:  During the first Coupon Period, the Closing Price of gold on every Business Day during such Coupon Period is less than or equal to 116.00% of the applicable Starting Price, and the Gold Percentage Change is less than 2%.

•	Starting Price: 1100.00

•	Ending Price: 990.00

•	Gold Percentage Change: −10.00%

•	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 2:  During the second Coupon Period, the Closing Price of gold on every Business Day during such Coupon Period is less than or equal to 116.00% of the applicable Starting Price, and the Gold Percentage Change is greater than 2%.

•	Starting Price: 990.00

•	Ending Price: 1128.60

•	Gold Percentage Change: 14.00%

•	Coupon Amount: $1.40 (14% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 3:  During the third Coupon Period, the Closing Price of gold on any Business Day during such Coupon Period is greater than 116.00% of the applicable Starting Price, and the Gold Percentage Change is greater than 2%.

•	Starting Price: 1128.60

•	Ending Price: 1410.75

•	Gold Percentage Change: 25.00%

•	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 4:  During the fourth Coupon Period, the Closing Price of gold on any Business Day during such Coupon Period is greater than 116.00% of the applicable Starting Price, and the Gold Percentage Change is less than 2%.

•	Starting Price: 1410.75

•	Ending Price: 1340.21

•	Gold Percentage Change: −5.00%

•	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Hypothetical Coupon Period 5:  During the last Coupon Period, the Closing Price of gold on every Business Day during such Coupon Period is less than or equal to 116.00% of the applicable Starting Price, and the Gold Percentage Change is less than 2%.

•	Starting Price: 1340.21

•	Ending Price: 1353.61

•	Gold Percentage Change: 1.00%

•	Coupon Amount: $0.20 (2% of $10 principal amount per Note) per Note

Total Return on Gold:	23.06%
Total Return on the Notes:	22.00% on a simple interest basis

The examples are for purposes of illustration only. The actual total return on the Notes, if any, will depend on the actual Coupon Amount payable on each Coupon Payment Date.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment.

See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.75% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 17314V627.

Calculation Agent

The Calculation Agent for the Notes will be Citibank, N.A. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE LONDON PM FIX OF THE PRICE OF GOLD

General

The Coupon Amount, if any, will be determined by reference to the price of a troy ounce of gold generally known as the London PM Fix. We have derived all information regarding the London PM Fix of price of gold from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

The London PM Fix of price of gold is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice-daily price of gold fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The price of gold is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of February 19, 2010, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia — ScotiaMocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking, and Barclays Capital.

Historical Data on the Price of Gold

The following table sets forth the high and low Closing Prices of gold for each month in the period from January 2005 through February 2010. These historical data on the price of gold are not indicative of the future performance of the price of gold or what the market value of the Notes may be. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the Notes.

	2005		2006		2007		2008		2009		2010
	High	Low	High	Low	High	Low	High	Low	High	Low	High		Low

January	427.75	420.00	568.75	524.75	651.75	608.40	924.50	846.75	919.50	810.00	1153.00		1078.50
February	435.45	411.10	572.15	538.75	685.75	645.70	971.50	887.50	989.00	895.00	1119.00	*	1058.00	*
March	443.70	425.15	584.00	535.00	670.40	636.75	1011.25	925.75	956.50	893.25
April	437.00	423.45	644.00	586.50	691.40	658.25	946.00	871.00	924.50	870.25
May	429.15	414.45	725.00	642.25	688.80	652.65	927.50	853.00	975.50	884.50
June	440.55	415.35	641.80	567.00	671.50	642.10	930.25	862.25	981.75	919.25
July	432.60	418.35	663.25	605.70	684.30	648.75	986.00	897.50	955.00	908.50
August	447.25	430.65	654.40	613.40	675.50	657.50	912.50	786.50	964.00	932.75
September	473.25	439.60	637.75	573.60	743.00	672.00	905.00	740.75	1018.50	955.00
October	475.50	462.85	608.50	560.75	789.50	725.50	903.50	712.50	1061.75	1003.50
November	496.00	456.50	646.70	614.10	841.10	778.85	822.50	713.50	1182.75	1061.00
December	536.50	489.00	648.75	614.00	833.75	784.25	880.25	749.00	1212.50	1084.00

*	Through February 19, 2010.

The London PM Fix of a troy ounce of gold on February 19, 2010, as reported on Reuters page “GOFO,” $1112.75.

The following graph illustrates the historical performance of the prices of a troy ounce of gold based on London PM Fix thereof, as reported by Reuters, on each Business Day from January 3, 2005 through February 19, 2010. Past movements of the price of gold are not indicative of future prices of gold. Any historical upward or downward trend in the price of gold during any period set forth below is not an indication that the price of gold is more or less likely to increase or decrease at any time during the term of the Notes.

Daily Closing Prices of Gold

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof. The London Gold Market Fixing Ltd. makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the London price of gold fixings to track general market performance of price of gold. The London Gold Market Fixing Ltd. has no relationship to Citigroup Funding and its affiliates, and London price of gold fixings are determined without regard to Citigroup Funding, its affiliates or the Notes. The London Gold Market Fixing Ltd. has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining London price of gold fixings. The London Gold Market Fixing Ltd. is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. The London Gold Market Fixing Ltd. has no obligation or liability in connection with the administration, marketing or trading of the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Receipt of Coupons.  Amounts received as coupons on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes.  Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.  Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on the payments of the coupons on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of the coupons on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

Recent Legislative Developments Potentially Affecting Taxation of Notes Held By or Through Foreign Entities

Proposed legislation recently introduced in the United States Congress would generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S. Holder of the Notes might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the Notes.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets $1,408,200 principal amount of the Notes (140,820 Notes) for $9.700 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of $0.300 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $0.300 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of $0.300 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of Gold or Related Derivative Instruments by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

140,820 2% Minimum Coupon
Principal Protected Notes

Based Upon the
Price of Gold
Due February 24, 2015
($10 Principal Amount per Note)
Any Payments Due from
Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
February 19, 2010
(Including Prospectus Supplement
dated February 18, 2009 and
Prospectus
dated February 18, 2009)